BP 6/13

SEC ISSION

07006250

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2007 WASH, D.C. 190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Consulting Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 S.W. Macadam Avenue, Suite 100
(No. and Street)

Portland	Oregon	97239
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Hock (503) 972-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/13

OATH OR AFFIRMATION

I, David C. Hock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Consulting Group, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BRENDA A. CARPER
NOTARY PUBLIC - OREGON
COMMISSION NO. 378367
MY COMMISSION EXPIRES APRIL 21, 2008

Brenda A. Carper
Notary Public

Signature

Senior Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CONSULTING GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD FROM JANUARY 1, 2006
THROUGH MARCH 31, 2007

PRIVATE CONSULTING GROUP, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Private Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the period from January 1, 2006 through March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 4, 2007

PRIVATE CONSULTING GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash and cash equivalents	$	275,712
Cash at clearing broker		161,396
Receivables:		
Commissions		261,057
Employees		15,412
Notes receivable from related parties (Note 2)		394,220
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $288,930		532,410
Non-marketable investments		82,111
Other assets		62,509
Total assets	**$**	**1,784,827**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	157,389
Commissions payable		269,096
Other liabilities		15,750
Total liabilities		442,235
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
STOCKHOLDER'S EQUITY (Note 4):		
Preferred stock, no par value, authorized 100,000 shares, no shares issued and outstanding		-
Common stock, no par value, authorized 400,000 shares, 1,000 shares issued and outstanding		2,048,180
Deficit		(705,588)
Total stockholder's equity		1,342,592
Total liabilities and stockholder's equity	**$**	**1,784,827**

The accompanying notes are an integral part of this statement.

PRIVATE CONSULTING GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 1, 2006
THROUGH MARCH 31, 2007

REVENUE:	
Commissions	$ 9,317,966
Investment advisory fees	5,861,472
Interest and dividends	200,551
Other	737,980
Total revenue	16,117,969
EXPENSES:	
Commissions, salaries, and related expenses (Note 2)	7,117,191
Investment advisory expense (Note 2)	5,061,260
Salaries and related expenses	1,982,782
Professional fees	661,257
Occupancy and equipment	521,055
General and administrative	404,489
Communications	167,378
Clearing fees	146,880
Travel and entertainment	119,513
Insurance	110,205
Registration and licensing fees	104,095
Total expenses	16,396,105
NET LOSS	**$ (278,136)**

The accompanying notes are an integral part of this statement.

PRIVATE CONSULTING GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE PERIOD FROM JANUARY 1, 2006 THROUGH MARCH 31, 2007

	Common Stock			Total
	Shares	Amount	Deficit	Stockholder's Equity
BALANCES, December 31, 2005	1,000	$ 1,748,180	$ (427,452)	$ 1,320,728
Capital contributions	-	300,000	-	300,000
Net loss	-	-	(278,136)	(278,136)
BALANCES, March 31, 2007	**1,000**	**$ 2,048,180**	**$ (705,588)**	**$ 1,342,592**

The accompanying notes are an integral part of this statement.

PRIVATE CONSULTING GROUP, INC.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE PERIOD FROM JANUARY 1, 2006
THROUGH MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(278,136)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		90,731
Decrease in commissions and fees receivable		771,923
Increase in other receivables		(15,412)
Decrease in other assets		27,590
Decrease in accounts payable and accrued expenses		(506,283)
Decrease in commissions payable		(516,820)
Decrease in other liabilities		(15,438)
Net cash used in operating activities		(441,845)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(160,326)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in notes receivable from related parties		(151,000)
Capital contributions		300,000
Net cash provided by financing activities		149,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(453,171)
CASH AND CASH EQUIVALENTS, beginning of period		890,279
CASH AND CASH EQUIVALENTS, end of period	**$**	**437,108**
CASH AND CASH EQUIVALENTS IS REPRESENTED BY:		
Cash	$	275,712
Cash at clearing broker		161,396
	$	**437,108**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Private Consulting Group, Inc. (the "Company") was incorporated in Oregon in May 1998. The Company is a Broker Dealer registered with the National Association of Securities Dealers ("NASD") and a Registered Investment Advisor ("RIA") registered with the Securities and Exchange Commission ("SEC"). The Company provides an array of financial services to its client base of affluent families and individuals. The Company is a wholly-owned subsidiary of PCG Holding Company, LLC (the "Parent"). Effective November 2, 2006, the Company, with the approval of the NASD, changed its fiscal year-end from December 31 to March 31.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company records investment advisory fees, consulting fees, and other commissions using the accrual basis of accounting. Securities transactions and related revenues and expenses are recorded on a trade-date basis.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from three to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

For purposes of the statement of cash flows, the Company considers all cash on hand and cash at its clearing broker to be cash equivalents.

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring in 2018. Future minimum lease payments under the noncancellable lease as of March 31, 2007 were as follows:

Year	Amount
2008	$ 177,169
2009	176,818
2010	175,765
2011	174,115
2012	165,865
Thereafter	1,119,588
	$ 1,989,320

For the year ended March 31, 2007, total rental expense on the operating leases referred to above was $248,079.

The Company has entered into a capital lease obligation covering equipment beginning April 1, 2007 and expiring in 2009. Aggregate annual payments on the capital lease obligation beginning in April 2007 are as follows:

Fiscal Year Ended March 31,	Amount
2008	$ 13,019
2009	13,019
Total payments	26,038
Less amounts representing interest	(3,407)
Present value of future minimum lease payments	**$ 22,631**

The Company carries an investment of 9.08% in Frontier Asset Management, LLC ("Frontier") in the amount of $7,111 on its statement of financial condition at March 31, 2007. The investment is recorded at its net realizable value, which is less than cost. Frontier, a registered investment advisor, was paid sub-advisory fees of $590,020 by the Company during the period ended March 31, 2007.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

For the period ended March 31, 2007, commissions of $756,038 were paid to Robert L. Keys, an owner of the Keys Family Partnership, which owns 69.23% of the Parent.

The Company paid $1,713 of legal and accounting expenses on behalf of Private Investors Corporation ("PIC"). PIC is a related entity which manages several private funds. The amounts paid will not be reimbursed by PIC.

The Company has a note receivable to the President of the Parent in the amount of $75,000, which bears interest at 5% per annum and is due on April 15, 2008. The Company also has a note receivable to an entity owned by the President in the amount of $50,000. This note bears interest at 5% per annum and is also due on April 15, 2008.

The Company has advanced $269,220 to the PCG Foundation, a private foundation affiliated with the President. Payment terms have not been established and the note does not bear interest. No allowance is considered necessary as the amount is expected to be collected or forgiven by the Company in the future.

NOTE 3 - LINE OF CREDIT

The Company has a $100,000 line of credit which is charged interest of prime plus 1.0% (9.25% at March 31, 2007) on outstanding balances. As of March 31, 2007, there was no outstanding balance.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2007, the Company had net capital and net capital requirements of $198,068 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.23 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - INCOME TAXES

The Company has approximately $229,000 of net operating losses expiring in 2026, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $78,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of March 31, 2007 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 78,000
Valuation allowance for deferred tax assets	(78,000)
	$ -

The valuation allowance increased by $78,000 during the period ended March 31, 2007.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company engages in the buying and selling of securities for a diverse group of individual investors. These transactions are introduced by the Company for clearance to other broker-dealers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES (concluded)

The Company has purchased securities for its own account that are held for investment and may incur losses if the fair value of these securities declines subsequent to March 31, 2007.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At March 31, 2007, the Company had $175,613 in excess of this requirement which is subject to loss should the bank cease operations.

The Company is involved in various litigation and disputes arising in the normal course of business, some of which are in the preliminary and early stages. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict or determine the final outcomes at this present time.

SUPPLEMENTARY INFORMATION

PRIVATE CONSULTING GROUP, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
MARCH 31, 2007

CREDIT:	
Stockholder's equity	$ 1,342,592
DEBITS:	
Nonallowable assets:	
Commissions receivable	50,633
Other receivables	15,412
Notes receivable from related parties (Note 2)	394,220
Furniture, equipment and leasehold improvements	532,410
Non-marketable investments	82,111
Other assets	62,509
Excess fidelity bond deductible	4,000
Total debits	1,141,295
Total net capital before haircuts	201,297
Haircuts on money market funds	3,229
NET CAPITAL	198,068
Minimum requirements of 6-2/3% of aggregate indebtedness of $442,235 or $50,000, whichever is greater	50,000
Excess net capital	**$ 148,068**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 157,389
Commissions payable	269,096
Other liabilities	15,750
Total aggregate indebtedness	**$ 442,235**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.23 to 1**

See Independent Auditors' Report.

PRIVATE CONSULTING GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2007

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$ 254,639
Adjustments:	
Increase in commission income	261,057
Increase in commission expense	(204,211)
Increase in professional fees	(58,884)
Increase in commissions receivable	(50,533)
Increase in excess fidelity bond deductible	(4,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$ 198,068**

See Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Private Consulting Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Private Consulting Group, Inc. for the period from January 1, 2006 through March 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Private Consulting Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Private Consulting Group, Inc. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that Private Consulting Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of March 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 4, 2007

END